UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of January 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒

Stake Transfer Agreement to Purchase an Additional 8% Stake in Telvent DMS LLC
     On January 24, 2011, Telvent Energía, S.A., (“Telvent Energía”), a wholly-owned Spanish subsidiary of Telvent GIT, S.A. (“Telvent GIT”), entered into a Stake Transfer Agreement (the “STA”) with DMS Group LLC (“DMS Group”) pursuant to which Telvent Energía will acquire 8% of DMS Group’s interest in Telvent DMS LLC (“Telvent DMS”), a joint venture company formed in Serbia (the “Acquisition”). The Acquisition is expected to be consummated in February (“the Closing”). This Acquisition will increase Telvent Energía’s ownership interest in Telvent DMS from 49% to 57%.
     Under the STA, Telvent Energía will pay DMS Group: (i) a fixed amount of € 9.6 million payable on the Closing of the Acquisition; and (ii) a variable amount equal to 1.5% of certain bookings which: (a) are signed within 5 years of the Closing between one of the Telvent GIT’s subsidiaries (other than Telvent DMS) and a client; and (b) include the supply of Smart Grid IT Solution Suite systems and/or services related thereto. Each portion of the variable amount will be paid within 30 days after Telvent Energía’s receipt of payment from a client.
     DMS Group has the right to buy back the 8% interest in Telvent DMS (the “Buy Back Right”) if: (i) within a period of 5 years from the Closing, more than 89% of the shares of Telvent GIT are acquired by an entity other than Abengoa S.A. or an entity controlled by Abengoa S.A.; (ii) Telvent Energía fails to pay any installment of the payments set forth below under the caption “Amendment to Telvent DMS Joint Venture Agreement”; or (iii) Telvent Energía fails to loan any amounts set forth below under the caption “Loan Agreement with DMS Group”. If DMS Group exercises the Buy Back Right, the purchase price will be: (i) the fixed amount paid by Telvent Energía to DMS Group set forth above (€ 9.6 million) plus (ii) taxes and all costs related to the exercise of the Buy Back Right plus (iii) an amount equal to the fixed amount multiplied by the 30-day EURIBOR rate of interest of the European Central Bank for each year between the Closing and DMS Group’s exercise of the Buy Back Right. DMS Group will have 5 years, at an annual interest rate of 5%, to make the payment required by its exercise of the Buy Back Right. DMS GROUP does not have to make any payments during the first year and thereafter will pay the purchase price in 16 quarterly payments with interest.
     The STA contains customary representations, warranties and covenants made by Telvent Energía and DMS Group, respectively, for a transaction of this type. The closing of the Acquisition is subject to customary closing conditions.
     Telvent Energía is financing the Acquisition through cash on hand.
     Telvent GIT intends to furnish a copy of the STA with its Form 20-F for fiscal year 2010.
Amendment to Telvent DMS Joint Venture Agreement
     On January 24, 2011, Telvent Energía and DMS Group entered into an amendment to the joint venture agreement between Telvent Energía and DMS Group dated May 8, 2008 (the “Joint Venture Amendment”) under which the parties agreed to make additional capital contributions to Telvent DMS. The total amount to be contributed is € 24 million and such amount is payable over a 3-year period. Such amount will be contributed by the parties in accordance with their respective ownership interests in Telvent DMS following the Closing. Accordingly, Telvent Energía agreed to contribute a total of € 13.68 million payable in quarterly installments.
     The additional capital contributions will be used by Telvent DMS for the sole purpose of funding a three-year research and development plan for DMS Software and Smart Grid Solutions Suite (the “R&D Plan”). The R&D Plan will include specific targets that must be met every quarter.
     Telvent Energía will finance its required capital contributions through cash-on-hand.
     Telvent GIT intends to furnish a copy of the Joint Venture Amendment with its Form 20-F for fiscal year 2010.

Loan Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group entered into a loan agreement (the “Loan Agreement”) under which Telvent Energía will loan DMS Group an amount equal to € 10.32 million, which must be used by DMS Group to fund its required contribution pursuant to the Joint Venture Amendment (the “Loan”). The Loan is divided among three facilities: (i) Facility A, in the amount of € 3.44 million; (ii) Facility B, in the amount of € 3.44 million; and (iii) Facility C, in the amount of € 3.44 million. Telvent Energía will make the Loan under the facilities according to the following schedule:

Facility A	Payment Amount	Due Date
1	€ 860,000.00	01.04.2011
2	860,000.00	01.07.2011
3	430,000.00	01.10.2011
4	1,290,000.00	01.01.2012
	3,440,000.00

Facility B
1	€ 860,000.00	01.04.2012
2	860,000.00	01.07.2012
3	860,000.00	01.10.2012
4	860,000.00	01.01.2013
	3,440,000.00

Facility C
1	€ 860,000.00	01.04.2013
2	860,000.00	01.07.2013
3	860,000.00	01.10.2013
4	860,000.00	01.01.2014
	3,440,000.00
     The first payment due under Facility A will be April 1, 2011 (the “First Facility A Installment Date”), the first payment due under Facility B will be April 1, 2012 (the “First Facility B Installment Date”) and the first payment due under Facility C will be April 1, 2013 (the “First Facility C Installment Date”).
     The term of the Loan Agreement is for 8 years from the First Facility A Installment Date. DMS Group will repay the Loan according to the following schedule. For Facility A, DMS Group will make annual interest only payments on the 1.5, 2.5 and 3.5 year anniversaries of the First Facility A Installment Date and then, beginning 3 months after the 3.5 year anniversary of the First Facility A Installment Date, quarterly payments on the principal amount owed under Facility A plus any interest for a period of 4.5 years. For Facility B, DMS Group will make annual interest only payments on the 1.5 and 2.5 year anniversaries of the First Facility B Installment Date and then, beginning 3 months after the 2.5 year anniversary of the First Facility B Installment Date, quarterly payments on the principal amount owed under Facility B plus any interest for a period of 4.5 years. For Facility C, DMS Group will make annual interest only payments on the 1.5 year anniversary of the First Facility C Installment Date and then, beginning 3 months after the 1.5 year anniversary of the First Facility C Installment Date, quarterly payments on the principal amount under Facility C plus any interest for a period of 4.5 years.
     The Loan will bear interest at a rate of 9.3% per annum, calculated from the date of advance of the funds until repayment of the Loan in full. If the employment of Dragan Popovich as Chief Executive Officer of Telvent DMS is terminated for cause or by voluntary resignation, the interest rate on the outstanding principal will increase to 12.3%. If Telvent Energía is in default of its obligation to pay any installment of its additional capital contributions under the JV Amendment and fails to release any advances under the Loan Agreement in accordance with the Loan Agreement, the interest rate will decrease to 7.0% until Telvent Energía remedies such default.

     The Loan will be secured by: (i) a pledge of a portion of the interests in Telvent DMS owned by DMS Group which is equal to 15% of the total interests of Telvent DMS; and (ii) a second mortgage on certain real estate owned by DMS Group. The mortgage is only enforceable if the employment of Dragan Popovich with Telvent DMS has been terminated for cause or by voluntary resignation.
     Telvent Energía’s commitment to advance the Loan is conditioned up on the satisfaction of certain usual and customary conditions. The Loan Agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     Telvent Energía will finance the Loan through cash on hand.
     Telvent GIT intends to furnish a copy of the Loan Agreement with its Form 20-F for fiscal year 2010.
Amendment to Shareholders Agreement with DMS Group
     On January 24, 2011, Telvent Energía and DMS Group entered into an Amendment to the Shareholders Agreement between Telvent Energía and DMS Group dated May 8, 2008 (the “Shareholders Amendment”). The Shareholders Amendment specifies that, even though Telvent Energía will own a majority of the ownership interests in Telvent DMS upon the closing of the Acquisition, the Acquisition will not affect the Telvent DMS decision making process in effect prior to the Acquisition unless certain specified events occur. In particular, so long as: (i) DMS Group does not sell any of its remaining interest in Telvent DMS; and (ii) Dragan Popovich remains employed by Telvent DMS as Executive Director/Chief Executive Officer, then Dragan Popovich shall continue to be the Chairman of the Board of Directors of Telvent DMS and have the sole right to break any tie votes among the directors on the Board of Directors of Telvent DMS. The Board of Directors of Telvent DMS currently consists of four members, two chosen by DMS Group (and including Dragan Popovich) and two chosen by Telvent Energía.
     Telvent GIT intends to furnish a copy of the Shareholders Amendment with its Form 20-F for fiscal year 2010.
Lease Agreement
     On January 24, 2011, Telvent DMS signed a new lease with DMS Group for office space at 3928/41 K.O. Novi Saad II (the “Lease”). The Lease has an initial term of 6 years and will commence upon the issuance of a certificate of occupancy or other similar instrument by a local government entity. The Lease contains an option which permits Telvent DMS to extend the term for an additional 5 years. The basic rent under the lease is € 172,169.27 per month.
     Telvent GIT intends to furnish a copy of the Lease with its Form 20-F for fiscal year 2010.
Press Release
     On January 31, 2011, Telvent GIT issued a press release announcing the Acquisition and the entry into the agreements described above. A copy of this press release is furnished as Exhibit 15 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: January 31, 2011

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description
15	Telvent GIT’s Press Release issued January 31, 2011.